FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number: 333-120810

THE9 LIMITED

30/F, No. 1168 Nanjing Road (W)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: May 26, 2005

Exhibit 99.1

The9 Limited Reports Unaudited First Quarter 2005

Financial Results

Shanghai, China – May 26, 2005, The9 Limited (NASDAQ: NCTY), an online game operator and developer in China, today announced the unaudited financial results for the first quarter of 2005.

–	Net revenues for the first quarter of 2005 grew by 44.8% quarter-over-quarter and 92.1% year-over-year to RMB12.3 million (US$1.5 million).

–	Gross profit decreased by 24.8% quarter-over-quarter and increased 8.7% year-over-year to RMB4.6 million (US$0.56 million).

–	Net Loss was RMB10.5 million (US$1.3 million), a change from net income of RMB7.8 million (US$0.94 million) from the fourth quarter of 2004 and from net income of RMB3.4 million (US$0.41 million) of the same period last year.

–	Loss per share (one ordinary share represents one American Depositary Share “ADS”) was RMB0.43 (US$0.05) for the first quarter of 2005.

The9 Limited currently holds a 51% interest in 9Webzen Limited, a joint venture through which it has achieved its current position amongst China’s online game operators. The9 Limited accounts for its interest in 9Webzen using the equity method. A discussion on 9Webzen results for the periods is included under the section “9Webzen’s First Quarter of 2005 Unaudited Results”.

CEO Comments:

Commenting on the results, Jun Zhu, Chairman and Chief Executive Officer of The9 Limited said,

“Our intensified efforts in the first quarter of 2005 in preparing World of Warcraft® (“WoW”) for the China online game market have built a very strong foundation for the coming success. With joint efforts between The9 and Blizzard Entertainment®, Inc., WoW started all-access open beta test on April 26, 2005 in China, several days earlier than originally scheduled. As announced earlier, WoW achieved peak concurrency, including queued players, of approximately 500,000 players in the first week of its All-access Open Beta Test in China. We are aggressively preparing the commercial launch of WoW in China, which is currently scheduled to take place in the second quarter of 2005 as planned. Details of the commercial launch will be released very soon.”

“We have also recently announced our pricing policy and the decision made together with Blizzard to use an authorized CD-Key system for WoW in order to provide a stable and fair game environment and top-notch customer service for all players.”

“Looking back, with the incremental costs related to WoW, now that preparation was in full gear in the first quarter of 2005, coupled with the delay of major upgrades for the MU game originally scheduled to be released in the first quarter, both The9 and 9Webzen’s financial results were adversely impacted and we recorded a net loss in the first quarter of 2005. We strongly believe that investment of significant resources in the initial stage of a game cycle is critical and benefits of such investment will prove to be advantageous in the long-run.”

“We continue to believe that MMORPG is a major revenue-generating segment in the China online game market. We note that China’s online game market is currently undergoing a major transition from 2D MMORPGs to 3D MMORPGs. In this context, with the high quality and highly expected 3D MMORPG games that we have in our pipeline, The9 is well-prepared for this transition and the offering of a world-class 3D MMORPG, WoW, to the Chinese online game players is just the beginning.”

THE9’S FIRST QUARTER 2005 UNAUDITED RESULTS

For the first quarter 2005, The9 Limited reported net revenues of RMB12.3 million (US$1.5 million), an increase of 44.8% from the fourth quarter of 2004 or an increase of 92.1% from the same period last year. The increase was mainly due to increase in revenues from online game and virtual community services, SMS services and other revenues, offset in part by decrease in revenues from game operating support, website solutions and advertisement.

Online game and virtual community services revenues were primarily derived from sales of playing time for The9’s proprietary online virtual community game, “The9 City”, and Mystina Online (“MO”), a 2D MMORPG which was commercially launched in late January 2005. For the first quarter 2005, revenues of online game and virtual community services increased 267.8% quarter-over-quarter to RMB0.21 million (US$0.03 million), of which revenues from MO represented 77.5% or RMB0.16 million (US$0.02 million).

Revenues from game operating support, website solutions and advertisement are mainly from the provision of game operating support to 9Webzen in connection with the operation of MU in China. The game operating support services provided to 9Webzen mainly include payment collection and processing and user membership management, and production of prepaid MU cards.

For the first quarter of 2005, revenues from game operating support, website solutions and advertisement were RMB3.2 million (US$0.38 million), a decline of

47.5% quarter-over-quarter or 43.1% compared to the first quarter 2004. The decrease in revenues in the first quarter 2005 was mainly attributable to the decline in revenues received from the MU China operations.

In the first quarter of 2005, revenues from Short Message Services (SMS) amounted to RMB3.1 million (US$0.38 million), a moderate increase of 16.5% from the fourth quarter 2004. Compared to the first quarter of 2004, the growth was 201.1%. The increase in SMS revenues was mainly due to increased usage by customers and expansion of customer base.

Other revenues mainly include sales of game-related accessories and the promotional activities on behalf of 9Webzen and those related to World of Warcraft® (“WoW”). Other revenues in the first quarter 2005 increased significantly to RMB6.3 million (US$0.76 million) from RMB0.15 million (US$0.02 million) in the fourth quarter 2004, mainly attributable to sales of WoW client installation packages.

Gross profit for the first quarter of 2005 decreased in comparison to the fourth quarter of 2004, by 24.8% to RMB4.6 million (US$0.59 million) from RMB6.2 million (US$0.74 million). Gross profit margin however decreased to 37.8% for the first quarter 2005 from 72.7% in the fourth quarter 2004. This margin fall was a result of the combined effects of minimal margin earned on sales of WoW client packages and incremental amortization of licensing fees related to MO without corresponding increase in revenues from sales of MO playing time.

Compared to the fourth quarter of 2004, operating expenses increased 45.2% to RMB21.9 million (US$2.6 million) in the first quarter of 2005 from RMB15.1 million (US$1.8 million). This was mainly due to increase in development costs and general and administrative expenses. Development costs were higher in the first quarter due to higher payroll on increased headcount, partly from transfer of some of 9Webzen’s employees to The9 during the period, and internet data centre rental relating to WoW and increase in outsourcing costs of Joyful Journey West, The9’s first proprietary 2D side-scrolling MMORPG. Increase in general and administrative expenses by 18.8% quarter-over-quarter from RMB7.2 million (US$0.87 million) in the fourth quarter of 2004 to RMB8.6 million (US$1.0 million) in the first quarter of 2005 was mainly attributable to the increased professional fees and corporate costs as a publicly listed company.

Sales and marketing expenses remained stable compared to the fourth quarter of 2004 as seasonal exhibition expenses and promotional expenses relating to the preparation of MO’s launch incurred in the fourth quarter of 2004 were replaced by more advertising and promotion activities relating to the preparation for the launch of WoW’s limited open beta test in China in late March. Compared to the same period of 2004, the increase in sales and marketing expenses mainly came from the payroll increase and the expenses related to WoW and MO.

As a result of the above mentioned factors, compared to the fourth quarter of 2004, loss from operations increased 93.2% from a loss of RMB9.0 million (US$1.1 million) to a loss of RMB17.3 million (US$2.1 million) in the first quarter of 2005.

Net interest income for the first quarter of 2005 increased substantially by RMB2.8 million (US$0.33 million) to RMB3.0 million (US$0.36 million) compared to RMB0.3 million (US$0.03 million) in the fourth quarter of 2004 and by RMB2.9 million (US$0.35 million) compared to RMB 0.1 million (US$0.01 million) in the first quarter of 2004. These sharp increases were a result of interest income generated from funds raised from our initial public offering in late December 2004.

Other income (expenses) mainly includes sales of the company’s proprietary integrated membership management and payment system, Pass9; there was no other income recognized for the sale of Pass9 in the first quarter of 2005 compared to RMB14.9 million (US$1.8 million) of other income made in the fourth quarter of 2004. Total other income (expenses) for the quarter thus fell sequentially to other expenses of RMB0.2 million (US$0.01 million) from other income of RMB15.0 million (US$1.82 million).

Equity in profit of affiliated companies mainly results from The9’s 51% participation in 9Webzen, who operates MU in China, 40% equity interest in Beijing Wanwei, a PRC game portal company, and 20% equity interest in Object group, an established game developer based in China. For the quarter, equity from affiliated companies was a loss of RMB0.5 million (US$0.06 million), net of taxes, compared to profit of RMB1.0 million (US$0.12 million) in the fourth quarter of 2004, mainly due to less profit contribution from affiliated companies.

In the first quarter of 2005, equity profit from 9Webzen decreased by RMB3.4 million (US$0.44 million) from RMB4.5 million (US$0.55 million) in the fourth quarter 2004 to RMB1.1 million (US$0.14 million). A discussion of 9Webzen results from operations for the first quarter 2005 is included in “9Webzen’s First Quarter 2005 Unaudited Results”. Equity loss from Object group continued to increase for the quarter to RMB1.22 million (US$0.15 million) in the first quarter of 2005 from RMB0.8 million (US$0.09 million) as Object continues to develop its MMORPGs and incurred higher sales and marketing expenses in preparation for the open beta test of its first MMORPG, World of Qin 2, in the first quarter of 2005.

As a result of the above mentioned factors, net loss for the quarter was RMB10.5 million (US$1.3 million) compared to net income of RMB7.8 million (US$0.94 million) in the fourth quarter 2004, representing loss per share (one ordinary share represents one ADS) of RMB0.45 or US$0.05.

As of March 31, 2005, the Company’s total cash and cash equivalents balance was RMB606.0 million (US$73.2 million). The decrease in cash and cash equivalent from RMB793.4 million (US$95.9 million) as at December 31, 2004 was mainly a result of the operating cash outflows in the first quarter of 2005 and the extension of a secured conditional loan to the joint venture partner of China The9 Interactive, the joint venture company with an exclusive license to operate WoW in China. The9’s operating cash outflow was RMB101.2 million (US$12.2 million) for the first quarter 2005, changed from a cash inflow of RMB3.1 million (US$0.37 million) for the fourth quarter 2004. This cash outflow in the first quarter 2005 was primarily for repayment of related party balances amounted to RMB89 million (US$10.8 million), and payment of accrued bonus related to fiscal year 2004 and professional fees relating to our initial public offering in later December 2004.

9WEBZEN’S FIRST QUARTER 2005 UNAUDITED RESULTS

9Webzen derives its revenues mainly from the sale of MU playing time. Compared to the fourth quarter of 2004, revenues decreased by 40.6% to RMB25.6 million (US$3.1 million) from RMB43.1 million (US$5.20 million) in the fourth quarter of 2004 and compared to revenues of RMB38.3 million (US$4.63 million) in the first quarter 2004, revenues decreased by 33.1%.

The decrease in MU’s revenue in the first quarter of 2005 compared to the fourth and first quarters of 2004 was mainly attributable to the decrease in both MU’s average revenue per user-hour (ARPUH) and average concurrent users (ACCU). This decrease was partially attributable to the delay in releasing major upgrades of MU which were originally scheduled to take place in the first quarter of 2005.

9Webzen’s gross profit margin declined to 29.2% in the first quarter of 2005 from 47.1% in the fourth quarter of 2004, leading to a decrease in gross profit to RMB7.5 million (US$1.0 million). The quarter-over-quarter decline in gross profit margin was mainly due to the combined effects of decline in MU revenues which was only partially offset by corresponding decrease in cost of services.

When compared to the fourth quarter of 2004, operating expenses fell by 71.4% to RMB4.7 million (US$0.56 million), while on a year-over-year basis, operating expenses declined 57.2%, primarily the result of reduction in product development, sales and marketing, and share-based compensation expenses.

9Webzen’s product development expenses consist primarily of payroll compensation to its product development personnel, equipment and software depreciation charges and costs incurred to develop and maintain its website located at www.muchina.com. Compared to the fourth quarter of 2004, product development costs decreased from RMB2.7 million (US$0.32 million) to RMB0.6 million (US$0.07 million). The decrease in product development expenses for the first quarter 2005 was mainly due to a reduction of headcount.

In the first quarter of 2005, sales and marketing expenses decreased from RMB5.7 million (US$0.68 million) in the fourth quarter of 2004 to RMB0.7 million (US$0.09 million). The decrease was mainly due to lower advertising and promotion expenses and exhibition costs in the first quarter of 2005.

General and administrative expenses increased slightly from RMB2.3 million (US$0.28 million) in the fourth quarter of 2004 to RMB3.0 million (US$0.36 million) in the first quarter of 2005, mainly due to the tax consulting fees incurred. Compared to RMB3.9 million (US$0.47 million) recorded in the first quarter 2004, general and administrative expenses in the first quarter of 2005 decreased as a result of cost-cutting measures and reduction in headcount.

In the first quarter of 2005, share-based compensation expenses decreased substantially to RMB0.4 million (US$0.04 million) compared to RMB5.6 million (US$0.68 million) in the fourth quarter of 2004. This decrease was due to transfer of some of 9Webzen’s employees to The9 to work on The9’s various projects, including WoW. Upon transfer of those employees to The9, 9Webzen no longer recognized share-based compensation expenses relating to The9’s share options granted to these former employees of 9Webzen.

As a result of the above mentioned factors, income from operations declined 30.3% quarter-over-quarter and 54.8% year-over-year from RMB4.0 million (US$0.49 million) and RMB6.2 million (US$0.75 million), respectively, to RMB2.8 million (US$0.34 million) in the first quarter of 2005.

9Webzen’s other income for the fourth quarter of 2004 included a governmental financial incentive in the amount of RMB4.6 million (US$0.55 million), which related to the MU revenues and related business taxes for the second and third quarters of 2004. Governmental financial incentive is recognized as revenue upon receipt or when the collectibility of such financial incentives is certain; there was no similar incentive received by 9Webzen in the first quarter 2005.

As a result of the cumulative effect of the foregoing factors, for the first quarter of 2005, net income decreased 75.1% to RMB2.2 million (US$0.27 million) from RMB8.9 million (US$1.1 million) in the previous quarter, and decreased 67.8% from RMB6.9 million (US$0.83 million) in the first quarter of 2004.

Recent Developments

In the first quarter of 2005, The9 signed a co-marketing agreement with Coca-cola (China) Beverages Limited (“Coca-cola”) to promote WoW in China. The cross-marketing between The9 and Coca-cola’s different and diverse marketing channels throughout China will be mutually beneficial to both parties. An active nationwide joint-marketing campaign will be launched in the second quarter of 2005 in conjunction with the planned commercialization of WoW and will continue throughout 2005.

Significant progress has also been made for the commercial launch of WoW, which is expected to be commercially launched on schedule in the second quarter of 2005. The all-access open beta test of WoW has commenced since April 26, 2005, earlier than the originally planned April 29, 2005.

The9 and China Interactive (Singapore) Pte. Ltd (“China Interactive”) own 68.9% and 31.1% of China The9 Interactive Limited (“C9I”), respectively, and C9I holds an exclusive license from Vivendi Universal Games Inc. to operate WoW in China. In April 2005, The9, via its wholly-owned subsidiary, GameNow.net (Hong Kong) Limited (“GameNow”), and China Interactive entered into a loan agreement and an option agreement. Under the loan agreement, GameNow agreed to extend a secured and interest-bearing loan to China Interactive in the principal amount of US$6 million, upon the condition that China Interactive would grant an option to GameNow to purchase all the shares held by China Interactive in C9I, representing 31.1% of C9I and GameNow may exercise the option only upon occurrence of certain events related to the loan. See further details in The9’s Form 6-K filed with the SEC on April 12, 2005.

Conference call / Webcast information

The9’s management team will host a conference call on Wednesday, May 25, 2005 at 9:00 PM, US Eastern time, corresponding with Thursday, May 26, 2005 at 9:00 AM Beijing/Hong Kong time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-2903, password “81178862.” In the US, members of the financial community may also participate in the call by dialing toll-free +1-800-299-9086. A replay of the call will be available on The9’s website www.the9.com through May 29, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “64271607.”

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the company’s website, at www.the9.com, 15 minutes prior to the call, then click on the icon for “First Quarter 2005 Financial Results Call” and follow the instructions.

About The9 Limited

The9 Limited is an online game operator and developer in China. Currently, The9’s business is primarily focused on operating and developing MMORPGs which would allow thousands of players to concurrently log on to network servers to “role-play” characters in a virtual world.

The9 operates MU in China through 9Webzen Limited, a joint venture in which The9 owns 51%. MU is a 2.5D MMORPG licensed from Webzen Inc., a Korean online game developer and operator. The9 has also obtained exclusive licenses to operate additional MMORPGs in China, including “World of Warcraft” (“WoW”) licensed from Vivendi Universal Games, “Mystina Online” licensed from an online game operator in China and “Granado Espada” licensed from Hanbitsoft, Inc., a Korean online game developer. In addition, The9 has developed its first proprietary MMORPG entitled “Joyful Journey West” (“JJW”).

The9 commenced the commercial launch of Mystina Online in China in the first quarter of 2005. In addition, The9 expects to commercially launch WoW and JJW in 2005.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (“PSLRA”).

These statements are made under the “safe harbor” provisions of PSLRA. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafés, economic conditions and its impact on consumer spending, the ability to successfully introduce and market new products, fluctuation in exchange rates, limited use of personal computers as well as other political, economic and technological factors and other risks referred to in The9 Limited’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and The9 Limited does not assume any obligation to update them.

Contact:

Hannah Lee

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except net profit/loss per share data)

	Quarter Ended
	March 31, 2005 RMB	March 31, 2005 US$	December 31, 2004 RMB	March 31, 2004 RMB
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game and virtual community services	209,717	25,339	57,017	98,277
Game operating support, website solutions and advertisement	3,164,888	382,394	6,033,581	5,559,047
Short message services	3,146,323	380,151	2,700,123	1,044,791
Other revenues	6,273,506	757,991	150,089	15,400

	12,794,434	1,545,875	8,940,810	6,717,515

Sales Taxes	(539,152)	(65,143)	(476,111)	(337,555)

Net Revenues	12,255,282	1,480,732	8,464,699	6,379,960

Cost of Services	(7,624,678)	(921,244)	(2,310,151)	(2,118,908)

Gross Profit	4,630,604	559,488	6,154,548	4,261,052

Operating Expenses:
Product development	(8,279,103)	(1,000,315)	(2,571,993)	(1,665,494)
Sales and marketing	(5,060,598)	(611,442)	(5,317,885)	(899,562)
General and administrative	(8,578,713)	(1,036,515)	(7,218,648)	(2,375,843)
Share-based compensation	(13,376)	(1,616)

Total operating expenses:	(21,931,790)	(2,649,888)	(15,108,526)	(4,940,899)

Loss from operations	(17,301,186)	(2,090,400)	(8,953,978)	(679,847)
Interest income, net	3,021,368	365,054	251,968	118,907
Other income (expenses), net	(169,056)	(20,426)	15,029,705	(71,522)

Income (loss) before income tax benefit (expense) and equity in profit (loss) of affiliated company	(14,448,874)	(1,745,772)	6,327,695	(632,462)

Income tax expense	1,254,558	151,581	(2,621,566)	(431,144)
Minority interests	3,192,464	385,726	3,107,782	907,230

Income (loss) before equity in profit of affiliated companies	(10,001,852)	(1,208,465)	6,813,911	(156,376)
Equity in profit (loss) of affiliated companies, net of taxes	(495,447)	(59,862)	1,005,285	3,517,143

Net Income (Loss)	(10,497,299)	(1,268,327)	7,819,196	3,360,767

Accretion to Series A Preference Shares	—	—	(783,500)	(833,413)
Amounts allocated to Series A Preference Shares	—	—	(3,000,224)	(1,132,255)

Net income (loss) attributable to common shareholders	(10,497,299)	(1,268,327)	4,035,472	1,395,099

Other comprehensive loss:
Translation adjustments	(551)	(67)	(1,245)	125,605

Comprehensive Income (Loss)	(10,497,850)	(1,268,394)	7,817,951	3,486,372

Earnings (loss) per share
- Basic	(0.43)	(0.05)	0.38	0.14

- Diluted	(0.43)	(0.05)	0.29	0.12

Weighted average shares outstanding
- Basic	24,186,250	24,186,250	11,489,940	9,867,000

- Diluted	24,186,250	24,186,250	15,741,973	13,620,750

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	March 31, 2005 RMB	March 31, 2005 US$	December 31, 2004 RMB
	(unaudited)	(unaudited)	(audited)
Assets
Current Assets
Cash and cash equivalents	606,000,450	73,219,410	793,405,288
Note receivable	2,250,000	271,854	—
Accounts receivable	9,490,543	1,146,686	16,686,079
Due from related parties	4,171,411	504,007	4,883,135
Advances to suppliers	45,440,690	5,490,327	15,591,310
Prepayments and other current assets	27,636,134	3,339,109	16,022,357
Dividend receivable	12,663,045	1,530,000	8,442,030

Total current assets	707,652,273	85,501,393	855,030,199

Investments in affiliated companies	80,467,626	9,722,422	88,338,021
Property, equipment and software	66,043,724	7,979,668	8,082,280
Intangible assets	34,906,277	4,217,517	33,293,989
Long-term deposits	—	—	314,466
Loan receivable from a related party	57,382,107	6,933,137	38,386,260
Deferred tax assets, non-current	4,687,908	566,412	3,150,000

Total Assets	951,139,915	114,920,549	1,026,595,215

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	6,665,129	805,308	2,272,194
Note payable	29,357,898	3,547,139	—
Due to related parties	34,855,058	4,211,328	124,251,127
Income tax payable	1,294,671	156,427	607,560
Other taxes payable	62,823	7,591	1,299,680
Advances from customers	1,160,904	140,266	1,488,478
Deferred revenue	4,139,565	500,159	2,222,284
Other payables and accruals	11,417,560	1,379,515	15,640,310
Deferred tax liability, current	1,663,541	200,996	1,483,291

Total current liabilities	90,617,149	10,948,729	149,264,924

Minority interests	5,469,023	660,789	12,165,055

Shareholders’ Equity
Common shares (US$0.01 par value; 24,186,250 shares issued and outstanding as of December 31, 2004)	2,001,781	241,863	2,001,781
Deferred compensation cost	(201,598)	(24,358)
Additional paid-in capital	856,384,955	103,471,873	855,797,000
Statutory reserves	54,172	6,545	54,172
Accumulated other comprehensive loss	(15,168)	(1,833)	(14,617)
Accumulated income (Loss)	(3,170,399)	(383,060)	7,326,900

Total shareholders’ equity	855,053,743	103,311,030	865,165,236

Total liabilities and shareholders’ equity	951,139,915	114,920,548	1,026,595,215

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$)

	Quarter Ended
	March 31, 2005 RMB	March 31, 2005 US$	December 31, 2004 RMB	March 31, 2004 RMB

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	26,976,896	3,259,457	45,425,934	40,195,955
Other revenues	—	—	(83)	128,645

	26,976,896	3,259,457	45,425,851	40,324,600
Sales Taxes	(1,355,589)	(163,788)	(2,282,649)	(2,026,311)

Net Revenues	25,621,307	3,095,669	43,143,202	38,298,289

Cost of Services	(18,141,920)	(2,191,980)	(22,831,305)	(21,167,905)

Gross Profit	7,479,387	903,689	20,311,897	17,130,384

Operating Expenses:
Product development	(561,001)	(67,782)	(2,666,087)	(1,919,241)
Sales and marketing	(711,366)	(85,950)	(5,661,117)	(5,051,919)
General and administrative	(3,014,474)	(364,221)	(2,306,807)	(3,917,796)
Share-based compensation	(372,980)	(45,065)	(5,631,249)	—

Total operating expenses:	(4,659,821)	(563,018)	(16,265,260)	(10,888,956)

Income from operations	2,819,566	340,671	4,046,637	6,241,428
Interest income (expenses)	22,209	2,683	(82,177)	285,207
Other income (expenses), net	(2,601)	(314)	4,690,650	134,351

Income before income tax benefit	2,839,174	343,040	8,655,110	6,660,986
Income tax (expenses) benefit	(616,418)	(74,478)	255,578	235,374

Net Income	2,222,756	268,562	8,910,688	6,896,360

Other comprehensive loss:
Translation adjustments	—	—	(99)	(1,906)

Comprehensive Income	2,222,756	268,562	8,910,589	6,894,454

9WEBZEN LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As At
	March 31, 2005 RMB	March 31, 2005 US$	December 31, 2004 RMB
	(unaudited)	(unaudited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	68,984,199	8,334,948	1,228,760
Deferred royalties and other service costs	3,216,961	388,686	4,000,110
Advances to suppliers	169,290	20,454	169,290
Due from related parties	34,855,058	4,211,328	124,251,127
Prepayments and other current assets	1,543,574	186,502	6,605,909

Total current assets	108,769,082	13,141,918	136,255,196

Property, equipment and software	37,494,650	4,530,254	45,247,702
Deferred tax assets, non-current	2,454,351	296,545	2,240,587

Total Assets	148,718,083	17,968,717	183,743,485

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	5,547,613	670,285	7,548,356
Dividend payable	24,829,500	3,000,000	16,553,000
Due to related parties	1,234,067	149,105	8,738,974
Other taxes payable	1,250,016	151,032	984,265
Advances from customers	10,563,207	1,276,289	15,897,106
Deferred revenue	15,233,836	1,840,613	18,942,324
Other payables and accruals	1,899,139	229,463	4,684,991

Total current liabilities	60,557,378	7,316,787	73,349,016

Shareholders’ Equity
Paid-in capital	8,446,223	1,020,507	8,446,223
Additional paid-in capital	6,004,229	725,455	5,631,249
Statutory reserves	2,905,000	350,994	2,905,000
Accumulated other comprehensive loss	(810)	(98)	(810)
Retained earnings	70,806,063	8,555,073	93,412,807

Total shareholders’ equity	88,160,705	10,651,931	110,394,469

Total liabilities and shareholders’ equity	148,718,083	17,968,718	183,743,485